January 26, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Chris White Gary Newberry George Schuler

Re:	Cliffs Natural Resources Inc.
Form 10-K for the Fiscal year ended December 31, 2008
Filed February 26, 2009

Form 10-Q for the Fiscal Quarters Ended March 31, 2009,
June 30, 2009 and September 30, 2009
Filed May 1, 2009, August 1, 2009 and October 30, 2009
Response Letter Dated October 16, 2009
File No. 1-8944

Ladies and Gentlemen:

Cliffs Natural Resources Inc., an Ohio corporation (collectively, the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 24, 2009 (the “Comment Letter”), with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2008, Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2009, June 30, 2009 and September 30, 2009 and response letter dated October 16, 2009.

Below are the Company’s responses. For the convenience of the Staff, we have repeated each of the Staff’s comments before the corresponding response.

Form 10-K for the Fiscal Year Ended December 31, 2008

1.

We are still evaluating your response to prior comment number 10 with respect to your conclusion that the price adjustment provision in your North American Iron Ore supply agreements is not an embedded derivative that requires bifurcation under

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January 26, 2010

FASB ASC 815-15-25-1 because the economic characteristics and risks of the price adjustment provision is clearly and closely related to the iron ore supply contract. To help us in our evaluation, please provide the following for each of the fiscal years ended December 31, 2008, 2007 and 2006:

•	the amount recorded for price adjustment provisions and indicate when it was recorded,

•	the average base price per unit that you received from your customers,

•	the final price per unit you received, based on the final price as calculated under the contract, and

•	the final price per unit you would have received had you determined the final price at the end of each quarter during the fiscal year.

Response: The Company acknowledges the Staff’s request for additional information related to the Company’s conclusion that the price adjustment provision in the North American Iron Ore supply agreements is not an embedded derivative that requires bifurcation under FASB ASC 815-15-25-1 based on the economic characteristics and risks of the price adjustment provision being clearly and closely related to the iron ore supply contract. To facilitate the Staff in evaluating such conclusion, the Company has provided the following additional information, as requested by the Staff. The Company supplementally advises the Staff that the amounts provided represent information from the Company’s four largest iron ore customers, which comprise approximately 79%, 76% and 79% of the Company’s North American Iron Ore business segment’s total product revenue in 2008, 2007 and 2006, respectively. The remaining portion of North American Iron Ore’s revenue is primarily based upon current international pellet prices.

Most of the Company’s North American Iron Ore long-term supply agreements are comprised of a base price with annual price adjustment factors. The base price is the primary component of the purchase price for each contract, representing approximately 85%, 74% and 76% of the total purchase price in 2008, 2007 and 2006, respectively. Per the Staff’s request, the following represents the average base price per unit that the Company received from its customers for each of the fiscal years ended December 31, 2008, 2007 and 2006:

Year	Average Base Price Per Unit
2008	$61.35
2007	47.97
2006	45.63

The price adjustment factors are integral to the iron ore supply contracts and vary based on the agreement but typically include adjustments based upon changes in international pellet prices and changes in specified producer price indices. The pricing

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January 26, 2010

adjustments generally operate in the same manner, with each factor typically comprising a portion of the price adjustment, although the weighting of each factor varies based upon the specific terms of each agreement. In most cases, these adjustment factors have not been finalized at the time the product is sold. In these cases, the Company estimates the adjustment factors at each reporting period based upon the best third-party information available and adjusts the estimate to actual when the information has been finalized. The final price then becomes the base price for the subsequent year and does not change throughout the year. The Company has determined that the price adjustment provisions do not require bifurcation and separate valuation because the economic characteristics and risks of the price adjustment provisions are clearly and closely related to the iron ore supply contract.

As noted in the Company’s accounting policies, iron ore revenue is generally recorded when paid for by the customer. Customers remit payments based on invoices that include tons shipped and delivered with a price based on the specified price per ton in the supply contract, which is comprised of the fixed base price and a highly reliable estimate of the price adjustment provision for each separate contract. The Company records the entire invoice amount through earnings as Product Revenue on the Statement of Consolidated Operations. The following represents the amount of revenue recorded related to the price adjustment provision component of the purchase price in 2008, 2007 and 2006:

	($ in Millions)
Year	Total Amount of Revenue Related to Price Adjustment Provisions	North American Iron Ore Total Reported Revenue	% of North American Iron Ore Revenue
2008	$111.9	$2,369.6	4.7%
2007	73.8	1,745.4	4.2%
2006	57.3	1,560.7	3.7%

The amounts presented in the table above relate to the price adjustment provisions that were not a fixed component of the purchase price during each contract year. With respect to international pellet prices, certain long-term supply agreements reference the previous year’s settled price, in which case, no estimate by the Company is required. However, pricing in some of the supply agreements is based upon the international pellet price for the current year. The period during which the Company must estimate changes in international pellet prices varies year to year based on the timing of final settlement. Historically, contract negotiations were completed and pricing settlements for the upcoming year were reached during the first quarter of the contract year, in which case an estimate was required only for a short period of time and was adjusted to actual prior to reporting first quarter results. This was the case in 2006 and 2007. As a result, the price adjustment provisions related to international pellet prices were essentially a fixed component of the purchase price for those contract years based upon the timing of settlement. However, several instances have occurred in more recent years, including 2008, in which contract negotiations have been extended with settlement occurring during the second quarter of the contract year. Information used in developing the estimate prior to settlement includes such

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January 26, 2010

factors as previous pricing settlements among other iron ore producers and consumers in the industry, current spot prices, market trends, publications and other industry information.

The producer price indices remain a provisional component of the purchase price throughout the contract year and are estimated each quarter using publicly available forecasts of such indices. The final indices referenced in certain of the North American Iron Ore supply contracts are typically not published by the U.S. Department of Labor until the second quarter of the subsequent year. As a result, the Company records an adjustment for the difference between the fourth quarter estimate and the final price in the following year. Historically, such adjustments have not been material as they have represented 0.1% or less of North American Iron Ore’s revenue for each of the fiscal years ended December 31, 2008, 2007 and 2006.

The following represents the amount recorded each reporting period during 2008, 2007 and 2006 related to changes in the estimated price adjustment factors prior to finalization as well as the percentage of such adjustments in relation to North American Iron Ore’s total revenue for each year. The adjustments are classified as Product Revenue on the Company’s Statement of Consolidated Operations and are not considered to be material.

	($ in Millions)
	Period Recorded						North American Iron Ore Total Reported Revenue	% of North American Iron Ore Revenue
Accounting Period	Q1	Q2	Q3	Q4	(Subsequent Year) Q1	Total Adjustment Related to Accounting Period
2008	$—	$(2.3)	$(0.8)	$(3.0)	$(3.2)	$(9.3)	$2,369.6	-0.4%
2007	—	—	0.7	1.3	(0.1)	1.9	1,745.4	0.1%
2006	—	(1.0)	0.6	(3.0)	(0.3)	(3.7)	1,560.7	-0.2%

Per the Staff’s request, the following represents the final average price per unit the Company received based on the final price as calculated under each contract once all price adjustment provisions were settled for each of the fiscal years ended December 31, 2008, 2007 and 2006, compared with the average price per unit the Company estimated at the end of each quarter during the respective fiscal year prior to finalization of the price adjustment provisions:

Year	Total Average Price Per Unit Estimated Each Reporting Period				Final Average Price Per Unit
	Q1	Q2	Q3	Q4
2008	$76.14	$75.95	$74.37	$72.05	$73.62
2007	69.26	65.51	62.38	62.58	63.82
2006	63.46	60.75	59.82	59.31	60.34

As outlined in the table, the variance between the amounts estimated and the final prices received as calculated per the supply agreements is immaterial.

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January 26, 2010

Engineering Comments

2.	We note your supplemental response to comment 16 in which you provide the reserve analysis date and the respective 3-year trailing price for each of your iron ore mines. Please include this information in your future filings.

Response: The Company notes the Staff’s comment and will enhance its disclosures in future filings to include the reserve analysis date and the respective 3-year trailing price for each of the Company’s iron ore and coal mines as provided in the Company’s response letter to the Staff, dated October 16, 2009. Such information will be added under the existing sub-heading “Mine Capacity and Ore Reserves” within Part I - Item 2. Properties, of the Company’s Annual Report on Form 10-K. The revised disclosure will be provided beginning with the Company’s Annual Report on Form 10-K for the year ending December 31, 2009.

*    *    *

In connection with the Company’s responses to the staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 216-694-4822 or by facsimile at 216-694-4880.

Sincerely,

/s/ Laurie Brlas
Laurie Brlas
Executive Vice President and Chief Financial Officer

Cc:	George Hawk, Cliffs Natural Resources Inc.
Michael Solecki, Jones Day